Exhibit 99.1

DANAHER CORPORATION

2099 PENNSYLVANIA AVENUE, N.W.

12TH FLOOR

WASHINGTON, D.C. 20006

TELEPHONE (202)-828-0850   FAX (202)-828-0860

FOR IMMEDIATE RELEASE	CONTACT: Andy Wilson
VP – Investor Relations
(202) 828-0850

DANAHER CORPORATION ANNOUNCES RECORD FIRST QUARTER RESULTS

WASHINGTON, D.C., April 22, 2004 — Danaher Corporation (NYSE:DHR) announced today that net earnings for its first quarter ended April 2, 2004 were $145.2 million, 41% higher than its 2003 first quarter net earnings of $103.1 million.  Diluted earnings per share for the 2004 first quarter were $0.90, a 38% increase over the comparable $0.65 for the 2003 first quarter.  Sales for the 2004 first quarter were $1,543 million, 29% higher than the $1,196 million reported for the 2003 first quarter.

H. Lawrence Culp, Jr., President and Chief Executive Officer, stated, “We are again pleased to report record first quarter earnings.   We are particularly pleased to report growth of 12.5% from existing businesses, also known as core revenues, which includes approximately 4.5% of growth attributable to three additional business days in the 2004 fiscal quarter compared with 2003 .  Total sales growth for the quarter also includes acquisition growth of 12% and currency gains of 4.5%.   Both the Process/Environmental Controls and Tools and Components segments delivered solid core growth results, finishing the quarter with 11% and 18% core revenue growth respectively, which includes the effect of the extra reporting days.  Our operating cash flow of $251.9 million was another first quarter record and a 17.5% increase over the 2003 first quarter.   We continue to see strength across most of our businesses as well as in many of our end markets and we are confident we are well positioned to deliver positive results for the balance of the year.”

Danaher Corporation is a leading manufacturer of Process/Environmental Controls and Tools and Components.  (www.danaher.com)

Statements in this release, including the attachments to this release, that are not strictly historical may be “forward-looking” statements, which involve risks and uncertainties. These include risks and uncertainties relating to customer and supplier relationships and prices, competition, market demand, litigation and other contingent liabilities, the integration and operation of acquired businesses, and economic, political, governmental and technological factors affecting the Company’s operations, markets, products, services and prices, among others, as set forth in the Company’s SEC filings.

DANAHER CORPORATION

CONSOLIDATED CONDENSED STATEMENTS OF EARNINGS

(000’s omitted, except per share amounts)

(unaudited)

	Three Months Ended
	April 2, 2004	March 28, 2003
Sales	$1,543,191	$1,196,215
Operating costs and expenses:
Cost of sales	911,930	728,816
Selling, general and administrative expenses	406,981	301,181
Gain on sale of real estate	(686)	(775)

Total operating expenses	1,318,225	1,029,222
Operating profit	224,966	166,993
Interest expense	(14,450)	(14,094)
Interest income	1,519	2,178
Earnings before income taxes	212,035	155,077
Income taxes	66,791	51,951

Net earnings	$145,244	$103,126

Basic earnings per share:	$.94	$.67

Diluted earnings per share:	$.90	$.65

Average common stock and common equivalent shares outstanding
Basic	154,201	152,877
Diluted	163,242	160,667

See notes to consolidated condensed financial statements.

A complete copy of Danaher’s Form 10-Q financial statements is available on the Company’s web site (www.danaher.com).

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